

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2010

T J Jesky
EZJR, Inc.
2235 E. Flamingo, Suite 114
Las Vegas, Nevada 89119

> **Re: EZJR, Inc.**
> **Registration Statement on Form 10**
> **Amended October 26, 2010**
> **File No. 000-53810**

Dear Mr. Jesky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business History, page 3

1.   We note your response to prior comment 1. If your major shareholder will offer $100 to shareholders who would like to exchange their certificates for such cash as you say in response 2 of your July 27, 2010 letter to us, it remains unclear (1) why you believe you can keep that information undisclosed and reveal it to "dissatisfied shareholders" who "confront" you, and (2) if you believe the information must be disclosed, whether you believe such disclosure amounts to a pre-commencement tender offer communication that must be filed under applicable tender offer rules. If instead your major shareholders no longer will offer $100 to shareholders who would like to exchange their certificates, please say so clearly in your response.

2.   We do not agree with your analysis in your response to prior comment 2 and reissue the comment as it appears that the target company in the merger ceased to exist upon the

effectiveness of the merger. Therefore, your disclosure that, after the merger, your major shareholders purchased the shares of the target company is unclear given that the target company – and its shares – did not exist to be purchased at that time. Please revise.

Risk Factors, page 10

3.   We note your response to prior comment 3. It remains unclear how this registration statement fully and clearly discloses your affiliates' historic relationships with reporting companies given that publicly available information reveals relationships with companies that are not mentioned in this registration statement. It continues to appear that the disclosure requested in the second bullet point of prior comment 3 should be included in your registration statement; therefore, we reissue that comment.

Overview of Current Operations, page 22

4.   Your response to the first bullet point of prior comment 4 does not include specific information regarding what work was done during the "past two years" and the date on which each such activity occurred. Therefore, we reissue that bullet point.

Affiliated Companies, page 27

5.   Please update your disclosure regarding "no change" related to Generic Marketing Services to reflect how the current business differs from the originally disclosed business plan. Also disclose any change in control since that company's original filing.

Financial Statements, page F-1

Statements of Operations, page F-3

6.   We note that the dates above the columns refer to 2009 and 2008 while your audit report refers to 2010 and 2009. Please revise to correct the errors. Please correct a similar error on page F-6.

Report of Independent Registered Public Accounting Firm, page F-9

7.   We note the Audit Report makes reference to management's plans concerning the factors that raise substantial doubt about your ability to continue as a going concern as "described in Note 2". In future filings, please have your auditor revise their reference as the going concern is addressed in Note 4.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities

Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult at 202-551-3618 or in his absence, Kaitlin Tillan, Assistant Chief Accountant at 202-551-3664 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via Fax): Thomas C. Cook, Esq.